Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, California 94065
(650) 610-5200
September 26, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Derek B. Swanson
Division of Corporation Finance

Re:	Shutterfly, Inc.
Form S-1 filed June 29, 2006, as amended (Registration No. 333-135426)

Acceleration Request
     Requested Date:       September 28, 2006
     Requested Time:       4:00PM E.D.T.
Ladies and Gentlemen:
     Shutterfly, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Shutterfly, Inc.
By:	/s/ Stephen E. Recht
Stephen E. Recht
Chief Financial Officer